Contacts:
Paul Henning
Cameron Associates
212-245-8800
paul@cameronassoc.com

Carolyn Wrenn
ParkerVision, Inc.
888 690-7110
cwrenn@parkervision.com

PARKERVISION REPORTS THIRD QUARTER 2008 RESULTS

JACKSONVILLE, FLORIDA, November 10, 2008 – ParkerVision, Inc. (Nasdaq NMS: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, announced a net loss for the third quarter of 2008 of $6.6 million, or $0.25 per share, compared to a net loss of $4.7 million or $0.19 per share during the third quarter of 2007.

For the nine month period ended September 30, 2008, ParkerVision reported a net loss of $17.3 million, or $0.66 per share, compared to a net loss of $13.5 million, or $0.55 per share for the same period in 2007.

The company currently has two licensees for its RF technology and is working with those customers to complete their initial product designs.  To date, the company has not recognized any royalty revenue from these licensees.

The increase in the net loss from 2007 to 2008 is largely the result of increased product development costs as the company prepares to support the implementation of its technologies in high volume production.  In addition, the company experienced a year to date increase in noncash stock-based compensation expense of approximately $1.3 million as a result of the issuance of restricted share units and other stock-based compensation to employees.

The Company’s cash position at September 30, 2008 was $9.8 million.  The Company has used approximately $13.9 million in cash during the first three quarters of 2008 for operations and investments in intellectual property.

Chairman and Chief Executive Officer, Jeffrey Parker commented, “We remain on track to deliver production-ready IC designs to our commercial chipset customer this quarter. We expect to continue to work closely with them as they implement our designs in high volume chipsets, the shipment of which will begin our royalty revenues from this customer. Based on the status of negotiations with prospective customers, we remain confident in our ability to secure an additional contract in the mobile handset space in the very near term.”

The company will host a live broadcast of its third quarter 2008 financial results via conference call on November 10, 2008 at 4:30 PM Eastern time.  The conference call will be accessible by telephone at 877-719-9786 (no passcode required) and participants are advised to dial-in at least five minutes before the scheduled start time. The replay of the conference call will be available for seven days by telephone at 888-203-1112 or 719-457-0820 using passcode 2701348 and accessible by webcast via the Internet at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and sells its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks.

Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks.

ParkerVision is headquartered in Jacksonville, Florida. (PRKR-I)

Safe Harbor Statement
This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2007 and the Forms 10Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

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Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Service revenue	$-	$194	$-	$283
Cost of goods sold	-	175	-	251
Gross margin	-	19	-	32

Research and development	4,215	2,783	10,931	8,073
Marketing and selling	696	630	2,031	1,978
General and administrative	1,780	1,485	4,732	4,185
Total operating expense	6,691	4,898	17,694	14,236

Interest and other income	78	223	348	664

Net loss	$(6,613)	$(4,656)	$(17,346)	$(13,540)

Basic and diluted loss per common share	$(0.25)	$(0.19)	$(0.66)	$(0.55)

Balance Sheet Highlights (in thousands)

	September 30, 2008 (unaudited)	December 31, 2007
Cash and cash equivalents	$9,823	$13,401
Other current assets	840	1,029
Property and equipment, net	1,533	1,828
Other assets, net	10,970	10,319
Total assets	$23,166	$26,577

Current liabilities	$2,348	$1,818
Deferred rent	267	344
Shareholders’ equity	20,551	24,415
Total liabilities and shareholders’ equity	$23,166	$26,577

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